Exhibit 99.1

Telesat Canada Announces Waiver of Consent Condition in Connection with

Tender Offer and Consent Solicitation for Its 11.0% Senior Notes due 2015

OTTAWA, CANADA, May 14, 2012 – Telesat Canada (“Telesat”), a wholly-owned subsidiary of Telesat Holdings Inc. (“Holdings”), today announced that it received tenders and consents from the holders of $238.7 million aggregate principal amount, or approximately 34.5%, of its 11.0% Senior Notes due 2015 (the “Senior Notes’) issued under an indenture dated as of June 30, 2008 (the “Indenture”) by the expiration of the consent payment deadline, May 11, 2012 at 5:00 p.m., New York City time (the “Consent Date”) pursuant to Telesat’s previously announced tender offer and consent solicitation which was commenced on April 30, 2012 (the “Tender Offer and Consent Solicitation”). Telesat also announced that it is waiving the previously announced condition to its Tender Offer and Consent Solicitation that required that there be delivered and not validly revoked, prior to the Consent Date, the consents of holders of at least a majority of the outstanding aggregate principal amount of the Senior Notes to the proposed amendments to the Indenture (the “Proposed Amendments”), as set forth in the Offer to Purchase and Consent Solicitation Statement dated April 30, 2012 (the “Offer to Purchase”), and that the supplemental indenture giving effect to the Proposed Amendments be executed (together, the “Consent Condition”). The complete terms and conditions of the Tender Offer and Consent Solicitation for the Senior Notes are detailed in Telesat’s Offer to Purchase and the related Consent and Letter of Transmittal (the “Tender Offer Documents”).

Telesat has waived the Consent Condition and elected to exercise its right to accept for early payment all of the Senior Notes validly tendered prior to the Consent Date. Each holder who validly tendered its Senior Notes and delivered consents to the Proposed Amendments prior to the Consent Date will receive the total consideration of $1,060.00 per $1,000 principal amount of Senior Notes tendered, which includes $1,030.00 as the tender offer consideration and $30.00 as a consent payment. In addition, Telesat will pay accrued interest up to, but not including, the date of payment for all validly tendered Senior Notes accepted for early payment. As a result of the waiver of the Consent Condition, Telesat and the trustee under the Indenture have not entered into the supplemental indenture giving effect to the Proposed Amendments.

Notwithstanding Telesat’s waiver of the Consent Condition and exercise of its early acceptance rights, the tender offer will remain open until 12:00 midnight, New York City time, on (and at the end of) May 25, 2012, unless extended or earlier terminated (the “Expiration Date”). Because the Consent Date has passed, tendered Senior Notes may no longer be withdrawn and consents may no longer be revoked at any time, except to the extent that Telesat is required by law to provide additional withdrawal rights. Holders who validly tender their Senior Notes and deliver their consents after the Consent Date and prior to the Expiration Date will receive only the tender offer consideration and will not be entitled to receive a consent payment if such Senior Notes are accepted for purchase pursuant to the tender offer. If Telesat receives a sufficient number of consents from holders of the Senior Notes, it may enter into the Supplemental Indenture giving effect to the Proposed Amendments. In addition, as disclosed in the Tender Offer Documents, Telesat intends to redeem any of the Senior Notes that remain outstanding after the completion of the tender offer in accordance with the terms of the Indenture. Also on May 14, 2012, Telesat provided notice to the Trustee under the Indenture of the redemption as of June 14, 2012 of all Senior Notes that remain outstanding as of that time. The redemption price will be 105.5% of the principal amount of the notes, together with accrued and unpaid interest up to, but excluding, the redemption date.

Other than the waiver of the Consent Condition, the conditions set forth in the Tender Offer Documents remain unchanged. If any of the conditions, other than the Consent Condition, are not satisfied, Telesat may terminate the tender offer and return tendered Senior Notes that have not already been accepted for payment. Telesat has the right to waive any of the foregoing conditions with respect to the Senior Notes of any or all series and to consummate any or all of the tender offers and the consent solicitations. In addition, Telesat has the right, in its sole discretion, to terminate the tender offer and/or the consent solicitation at any time, subject to applicable law.

This press release shall not constitute an offer to purchase or a solicitation of an offer to sell any securities. The tender offer and consent solicitation are being made only through, and subject to the terms and conditions set forth in, the Tender Offer Documents and related materials.

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “will”, “expected”, “would” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of Telesat’s known risks and uncertainties is included in the “Risk Factors” section of Telesat’s Annual Report for the fiscal year ended December 31, 2011, filed with the United States Securities and Exchange Commission (SEC) on February 22, 2012, as well as Telesat’s quarterly reports on Form 6-K and other filings with the SEC. This filing can be obtained on the SEC’s website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, volatility in exchange rates and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

About Telesat (www.telesat.com)

Telesat is a leading global fixed satellite services operator providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, with offices and facilities around the world, Telesat’s state-of-the-art fleet consists of 12 satellites and the Canadian Ka-band payload on ViaSat-1, plus one satellite preparing for launch and another under construction. Telesat also manages the operations of additional satellites for third parties. Privately held, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

For further information:

Michael Bolitho, Telesat, +1 (613) 748-8700 ext. 2336 (ir@telesat.com)